Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), and its series the NVIT GS Emerging Markets Equity Insights Fund, NVIT GS International Equity Insights Fund, NVIT GS Large Cap Equity Insights Fund, and NVIT GS Small Cap Equity Insights Fund (each, a “Fund,” and together, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on September 3, 2019, with regard to Amendment No. 225 to the Registrant’s  registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 16, 2019, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended.

Below we have provided your comments and the Registrant’s response to each comment.  This response will be incorporated into the Registrant’s registration statement on Form N-1A at the Funds’ next annual update.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

PROSPECTUS

ITEM 5. MANAGEMENT.

1.	Comment: Please clearly identify portfolio managers as employees of Nationwide Fund Advisors (“NFA”), Goldman Sachs Asset Management (“GSAM”), or both.

Response: Registrant has revised its disclosure to more clearly identify the portfolio managers as employees of GSAM.

ITEM 9. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS.

Principal Investment Strategies

Stock Selection

2.
Comment: As the “Sentimental Analysis” description is particularly vague, please consider explaining the criteria that portfolio managers rely on to “identify stocks experiencing improvements in their overall market sentiment.”

Response: Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory.

Portfolio Construction

3.
Comment: Please consider explaining how GSAM “adjusts for country views.” Specifically, how does GSAM choose holdings with characteristics similar to the benchmark based on a pool of investment options from within its country selection? How does this work?

Response: Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory.

Efficient Implementation

4.	Comment: Please clarify how the portfolio management team “incorporates expected portfolio turnover when assigning weights to the variables in the return model.”

Response: Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory.

NVIT GS International Equity Insights Fund

U.S. Securities and Exchange Commission

5.	Comment: In the fifth bullet point, please identify the fund’s benchmark index referenced. Please identify the benchmarks for the other funds, as well.

Response: Registrant respectfully directs the Staff to the last paragraph of each Fund’s principal investment strategy, which discloses the respective fund’s benchmark index.

NVIT GS Large Cap Equity Insights Fund

6.	Comment: Disclose the strategies employed to achieve the dividend income aspect of the Fund’s investment objective.

Response: Registrant respectfully declines to revise its disclosure, as it believes that the Fund’s strategies as currently disclosed allow the Fund to seek to achieve its objective of long-term growth of capital and dividend income.

Principal Risks

7.
Comment: Rather than presenting the principal risks in alphabetical order, please consider reordering them to provide greater prominence to risks that are most relevant to the Fund and its investments. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, https://www.sec.gov/news/speech/speech-blass-102518.

Response: Registrant respectfully declines to modify the presentation of the Fund’s principal risks set forth in the Funds’ Form N-1A Item 9 disclosure. It is our understanding that presenting the Fund’s principal risks in order of significance is not required by Form N-1A. In addition, Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts Registrant. In addition, because risks change in magnitude and significance frequently, listing the principal risks in order of current significance may be misleading.

8.
Comment: We note that with exception of “Liquidity risk,” the principal risk disclosure does not indicate which principal risks are unique to which funds. For example, no associated risks for dividend producing assets, which should be a risk for certain funds.

Response: Registrant confirms that unless the principal risk indicates that it is only applicable to a certain fund, the principal risk is applicable to multiple funds in the prospectus. Accordingly, “Liquidity risk” has been revised to remove reference to the NVIT GS Emerging Markets Equity Insights Fund, as this risk is applicable to more than one Fund in the Prospectus.

U.S. Securities and Exchange Commission

9.	Comment: For the “Depositary Receipts” risk disclosure, please revise the principal investment strategy of the corresponding fund so that the basis of risk is clearly identified.

Response: Registrant notes that the disclosure already states that certain Funds may invest in foreign securities.  Depositary receipts are a subset of foreign securities and are therefore implicitly included as a principal investment strategy.  Registrant respectfully declines to list investments in depositary receipts as a separate strategy from investments in foreign securities.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

10.
Comment: Please explain how the fourth fundamental investment restriction applies given there is no requirement that the investors approve the corresponding changes to the fund’s prospectus or SAI disclosure.

Response: Section 8(b)(1)(F) of the Investment Company Act of 1940 requires a registered investment company to provide in its registration statement its policy on the purchase and sale of commodities.  Section 13(a)(2) of the Investment Company Act, furthermore, states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, "purchase or sell . . . commodities . . ., except . . . in accordance with the recitals of policy contained in its registration statement in respect thereof." The wording in the SAI conforms with Section 8(b)(1)(F) in indicating the limited extent to which the Fund may purchase or sell commodities or commodities contracts, which fundamental restriction cannot be changed without a shareholder vote.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire
Michael E. Schapiro, Esquire